Mail Stop 3010

June 1, 2009

<u>VIA U.S. MAIL and FAX 203-618-5835</u>

Paul J. Brody
Chief Financial Officer
Interactive Brokers Group, Inc.
One Pickwick Plaza
Greenwich, CT 06830

> **Re: Interactive Brokers Group, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2008**
> **Filed March 2, 2009**
> **Definitive Proxy Statement**
> **Filed March 13, 2009**
> **File No. 001-33440**

Dear Mr. Brody:

We have reviewed your filing and have the following comments. We have limited our review of your filing to the issues we have addressed in our comments**.** In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Item 1. Business

Net Capital Rule, page 11

1.   We note the description of specific net capital requirements contained in Note 17
        to your financial statements. Please revise future filings to include a similarly
        detailed discussion in connection with the description of your business.

Item 1.A. Risk Factors

We are required to pay IBG Holdings LLC for the benefit relating to additional tax
depreciation…, page 14

2.   Refer to the second paragraph of this risk factor. Please describe to us in greater
        detail the facts and assumptions that may result in an increased basis of $9.45
        billion. Confirm that you will include similar disclosure in future filings.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operation, page 31

Overview of Recapitalization Transactions and Organizational Structure, page 31

3.   We note that the IBG LLC membership interests held by IBG Holdings LLC will
        be subject to purchase by you over time in connection with offerings of your
        common stock. Please explain to us in greater detail this provision of your
        agreement with IBG Holdings LLC. Clarify whether you may elect to purchase
        additional membership interests or whether IBG Holdings my put those
        membership interests to you. Also, please clarify how the purchases will be tied
        to offerings of your common stock. Confirm that you will provide similar
        clarifying disclosure in your future filings.

Business Environment, page 32

4.   We note from your disclosure in the third paragraph that you have experienced
        "elevated volume of trading" (page 32), that you have "observed a rise in certain
        types of options activity" (page 32), and that the first half of the year had
        "unexpectedly heavy options activity" (page 39). However, we also note from the
        last paragraph in this section that your market share percentage of exchange-listed
        options declined in 2008, as compared to 2007. Please reconcile these statements.
        Also, to the extent available, please disclose the year-over-year change in volume
        percentages for other products (besides options), such as equities and bonds.
        Provide this disclosure in future filings and tell us how you plan to comply.

Principal Indebtedness, page 48

5.   To the extent you renew or replace the $300 revolving credit facility that expired
       in May 2009, please disclose the interest rate, payment dates, and maturity date of
       the credit facility in your future filings.

Financial Statements

Consolidated Statements of Financial Condition, page 58

6.   It is unclear if you have presented minority interest as a liability or as mezzanine
       equity. Please tell us how you intended to present minority interest for the years
       ended December 31, 2008 and 2007. Within your response, please tell us how the
       provision for future redemptions of member interests discussed on page 70
       affected the classification of the minority interest. Please reference the
       authoritative literature management relied upon.

Notes to Consolidated Financial Statements

2. Significant Accounting Policies

Income Taxes, page 67

7.   Please tell us management's basis for concluding income taxes should be accrued
       for based on IBG, Inc.'s proportionate share. Within your response, reference any
       authoritative literature that you relied upon in arriving at your conclusion.

4. Stockholders' Equity

Earnings per Share

Diluted earnings per share, page 72

8.   Please tell us how you have complied with paragraph 40a of SFAS 128, or tell us
       why you believe it was not necessary to reconcile the numerator used in the
       diluted share calculation to Net income available for common stockholders on the
       Consolidated Statements of Income.

9.   Please tell us how you determined it was appropriate to calculated diluted
       earnings per share as if all member interests in IBG LLC currently held by IBG
       Holdings LLC had been sold to IBG, Inc. and an equivalent number of shares of
       Common Stock had been issued by IBG, Inc. Within your response, reference the
       authoritative literature management relied upon.

12. Defined Contribution and Employee Incentive Plans

2007 Stock Incentive Plan, page 77

10.   Please tell us how you have complied with SFAS 123(R) or tell us how you
        determined the service inception date preceded the grant date and why you
        believe it was appropriate to record compensation expense in 2007 for awards
        granted in 2008. Within your response, please tell us if you have recorded
        compensation expense in 2008 for awards granted in 2009.

11.   Please tell us how you have accounted for the provisions available to employees
        who discontinue employment with the Company within your stock compensation
        expense. Within your response, please separately discuss your conclusions for
        provisions available to employees under the age of 60 and provisions available to
        retirement eligible employees. Please reference SFAS 123(R).

Definitive Proxy Statement

Elements of Compensation, page 12

12.   We note that Mr. Galic's bonus in 2008 was substantially greater than bonuses
        awarded to Mr. Brody and Mr. Frank. Please tell us the reasons for this
        discrepancy in bonus awards. Confirm that you will provide similar disclosure as
        applicable in your future filings.

*   *   *   *

        Please respond to our comments within 10 business days or tell us when you will
provide us with a response. Please submit your response letter on EDGAR. Please
understand that we may have additional comments after reviewing your response to our
comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jennifer Monick, Senior Staff Accountant, at (202) 551-3295, or the undersigned at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Angela McHale, Attorney Advisor, at (202) 551-3402 or Karen Garnett, Assistant Director, at (202) 551-3785 with any other questions.

Sincerely,

Kevin Woody
Branch Chief